Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783



BAA

09 March 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628



Dear Sirs

**BAA plc (File No 82-3372) 12g3-2(b) Exemption**

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp

**Sarah Hunter**
**Head of Investor Relations**



3/28

To: Sarah Hunter
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6783

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 9 March 2006

**BAA plc (File No 82-3372) 12g3-2(b) Exemption**

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

______________________
Signed

______________________
Name

______________________
Date

BAA

# News release

**Embargoed until Thursday 9 March 2006**

## February traffic figures

BAA's UK airports handled a total of 9.8 million passengers in February, an increase of 2.5% on the same month last year. This result is close to the trend established since last autumn and, allowing for the later Easter holiday this year, indicates growth for the financial year ending in March of just over 2 per cent.

The largest market, European scheduled, was up by 4.2% over last February and long haul (excluding North Atlantic) was 8.4% higher. Further contraction in the European charter sector resulted in an 11% drop while North Atlantic traffic was down by 1.5%. UK Domestic traffic rose by 0.5%.

Among individual airports Heathrow was 0.4% down on the previous year; again this was largely due to a drop (this month of 6.7%) in its Domestic traffic. In contrast Gatwick (+5.0%) and Stansted (+7.0%) registered their best results since June 2005, both driven by strong growth in European scheduled traffic.

Of the Scottish airports Aberdeen (+11.3%) recorded its third consecutive month of double digit growth, thanks to a surge in activity linked to the North Sea oil industry. Glasgow's traffic rose by 1.8% and Edinburgh by 3.3%.

**Heathrow Gatwick Stansted Glasgow Edinburgh**
**Aberdeen Southampton Naples Budapest**

**Corporate Affairs, 130 Wilton Road, London SW1V 1LQ**
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
www.baa.com

In total the number of air transport movements at BAA airports was up by 3.3% in February, while the recently observed upturn in air freight activity continued with an increase of 1.2%.

*The forecast annual traffic figure included in this statement is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those forecast. The forecast is based upon current data and historic experience but these are not necessarily indicative of future outcomes. Traffic figures, including passenger numbers and cargo tonnage, are not necessarily an indication of the financial performance of the Group and should not be considered in isolation; many other factors and events can impact the Group's operations and results. For the avoidance of doubt, neither traffic figures nor the forecast annual traffic figure constitute a forecast of the profits of the Group.*

For further information on BAA plc see www.baa.com

- Ends -

**Media enquiries:** **Mark Mann, BAA plc**
**Tel: +44 (0)20 7932 6609**

**City enquiries:** **Sarah Hunter, BAA plc**
**Tel: +44 (0)20 7932 6692**

**Note: Traffic results announcement dates for the Financial Year 2006/07**

Please find below details of BAA's traffic results reporting dates for the 2006/07 financial year, which will include results for BAA's nine airports (including Naples and Budapest).

| Month reported | Date released (at 0700 hours) |
|---|---|
| April 06 | Tuesday 9 May |
| May 06 | Thursday 8 June |
| June 06 | Tuesday 11 July |
| July 06 | Tuesday 8 August |
| August 06 | Tuesday 12 September |
| September 06 | Tuesday 10 October |
| October 06 | Wednesday 8 November |
| November 06 | Tuesday 12 December |
| December 06 | Tuesday 9 January |
| January 07 | Thursday 8 February |
| February 07 | Thursday 8 March |
| March 07 | Tuesday 10 April |

BAA

## BAA Traffic Summary : February 2006

| Terminal Passengers (000s) | Month | % Change* | Fin year to date: Apr 05 to Feb 06 | % Change** | 12 months to Feb 06 | % Change*** |
|---|---|---|---|---|---|---|
| Heathrow | 4,734.7 | -0.4 | 61,930.5 | -0.0 | 67,639.1 | 0.4 |
| Gatwick | 2,103.1 | 5.0 | 30,367.3 | 2.8 | 32,846.4 | 3.7 |
| Stansted | 1,563.5 | 7.0 | 20,456.4 | 5.4 | 22,214.7 | 5.7 |
| **London Area Total** | **8,401.2** | **2.2** | **112,754.2** | **1.7** | **122,700.3** | **2.2** |
| Southampton | 116.6 | 6.8 | 1,723.1 | 21.5 | 1,855.0 | 20.8 |
| Glasgow | 516.0 | 1.8 | 8,209.1 | 2.5 | 8,812.3 | 2.5 |
| Edinburgh | 585.2 | 3.3 | 7,816.8 | 6.0 | 8,487.4 | 5.8 |
| Aberdeen | 211.4 | 11.3 | 2,691.9 | 9.3 | 2,919.5 | 9.2 |
| **Scottish Total** | **1,312.5** | **3.9** | **18,717.7** | **4.9** | **20,219.2** | **4.8** |
| **BAA Total** | **9,830.3** | **2.5** | **133,195.0** | **2.3** | **144,774.6** | **2.7** |

| Air Transport Movements | Month | % Change* | Fin year to date: Apr 05 to Feb 06 | % Change** | 12 months to Feb 06 | % Change*** |
|---|---|---|---|---|---|---|
| Heathrow | 36,109 | 1.1 | 433,030 | 0.7 | 472,664 | 0.7 |
| Gatwick | 17,772 | 3.7 | 234,089 | 3.8 | 253,759 | 4.3 |
| Stansted | 13,343 | 6.8 | 165,607 | 2.0 | 180,032 | 1.8 |
| **London Area Total** | **67,224** | **2.9** | **832,726** | **1.8** | **906,455** | **1.9** |
| Southampton | 3,202 | 10.6 | 41,346 | 19.3 | 44,663 | 18.5 |
| Glasgow | 6,662 | 2.0 | 90,100 | 4.6 | 97,396 | 4.4 |
| Edinburgh | 8,679 | -0.1 | 107,520 | 4.4 | 117,068 | 4.0 |
| Aberdeen | 7,296 | 10.9 | 86,292 | 12.5 | 93,800 | 12.1 |
| **Scottish Total** | **22,637** | **3.9** | **283,912** | **6.8** | **308,264** | **6.5** |
| **BAA Total** | **93,063** | **3.3** | **1,157,984** | **3.5** | **1,259,382** | **3.5** |

| Cargo (Metric Tonnes) | Month | % Change* | Fin year to date: Apr 05 to Feb 06 | % Change** | 12 months to Feb 06 | % Change*** |
|---|---|---|---|---|---|---|
| Heathrow | 100,281 | 0.7 | 1,200,106 | -1.2 | 1,309,494 | -1.4 |
| Gatwick | 18,242 | 3.4 | 203,784 | 3.8 | 223,690 | 3.0 |
| Stansted | 17,213 | -1.9 | 216,906 | 4.5 | 237,902 | 4.1 |
| **London Area Total** | **135,736** | **0.7** | **1,620,796** | **0.2** | **1,771,086** | **-0.2** |
| Southampton | 11 | -34.3 | 178 | -26.4 | 197 | -25.9 |
| Glasgow | 650 | 19.3 | 8,258 | 2.3 | 8,836 | 4.0 |
| Edinburgh | 2,886 | 20.7 | 28,339 | 10.4 | 30,820 | 10.2 |
| Aberdeen | 358 | 15.5 | 3,875 | 10.5 | 4,243 | 11.0 |
| **Scottish Total** | **3,894** | **19.9** | **40,472** | **8.6** | **43,899** | **8.9** |
| **BAA Total** | **139,641** | **1.2** | **1,661,446** | **0.4** | **1,815,182** | **0.0** |

Above data excludes Air Taxi passengers and Air Taxi movements.

* compared to the month of February 2005

** compared to the eleven months April to February 2005

*** compared to the twelve months to February 2005

## Market Comparison: February 2006

| *Market* | *BAA Total Feb 05 (000s)* | *BAA Total Feb 06 (000s)* | *% Change* |
|---|---|---|---|
| **Domestic** | 1,953 | 1,963 | 0.5 |
| **Eire** | 496 | 502 | 1.1 |
| **European Scheduled** | 3,769 | 3,928 | 4.2 |
| **European Charter*** | 538 | 479 | -11.0 |
| **North Atlantic** | 1,140 | 1,123 | -1.5 |
| **Other Long Haul** | 1,694 | 1,835 | 8.4 |
| **Total** | **9,590** | **9,830** | **2.5** |

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary.

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

RECEIVED
2006 MAR 28 A 11: 11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BAA

17 March 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

SUPPL

Dear Sirs

**BAA plc (File No 82-3372) 12g3-2(b) Exemption**

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Sue Welch

**Sue Welch**
**Assistant Company Secretary**

To: Sue Welch
Assistant Company Secretary
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6700

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 17 March 2006

**BAA plc (File No 82-3372) 12g3-2(b) Exemption**
**SIP 16 March 2006**

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

______________________
Signed

______________________
Name

______________________
Date

**Director/PDMR Shareholding**

**BAA plc ("BAA") - Notification of change in directors' and senior executives' interests in shares reportable under FSA Disclosure Rule 3.1.2**
**Acquisition of shares under the BAA Share Incentive Plan**

In accordance with Disclosure Rule 3.1.4R(1), I hereby give notice that BAA has on 16 March 2006 been advised that on 15 March 2006, the Trustee of the BAA Share Incentive Plan acquired the following number of BAA 100p ordinary shares at £8.26750 per share on behalf of the following directors and senior executives:

| Director | Number of shares | Senior Executives | Number of shares |
|---|---|---|---|
| Mr M Clasper | 15 | Paul Griffiths | 15 |
| Mrs M Ewing | 15 | Terry Morgan | 15 |
| Mr M Temple | 15 | Duncan Garrood | 15 |
| Mr T Ward | 15 | Colin Hargrave | 15 |
| | | Andrew Jurenko | 15 |
| | | Richard Rundle | 15 |

17 March 2006

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783



BAA

17 March 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

Dear Sirs

**BAA plc (File No 82-3372) 12g3-2(b) Exemption**

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp

**Sarah Hunter**
**Head of Investor Relations**

To: Sarah Hunter
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6783

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 17 March 2006

**BAA plc (File No 82-3372) 12g3-2(b) Exemption**

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

_______________________
Signed

_______________________
Name

_______________________
Date

BAA

# News release

**For immediate release – 17 March 2006**

## BAA response to Grupo Ferrovial SA

BAA plc ("BAA") has today received a pre-conditional proposal from Grupo Ferrovial SA ("Ferrovial") and its consortium partners to make a cash offer for BAA at 810 pence per share. This proposal is conditional, inter alia, on due diligence and a recommendation from the Board of BAA. The proposal goes on to say that the Consortium would be willing to increase its offer by "a small increment" in return for BAA agreeing to grant limited due diligence access and recommending the Consortium's offer.

The Board of BAA met this morning and has no hesitation in rejecting this proposal, which does not begin to reflect the true value of BAA's unique portfolio of airport assets. On the basis of this proposal, the Board does not believe it is in shareholders' interests for it to enter into discussions with Ferrovial.

Marcus Agius, Chairman of BAA, commented:
"Since Ferrovial made its first announcement about BAA five weeks ago, attention has focused upon the value of our assets and the quality of our management. We believe that a period of exceptional opportunity lies ahead. Delivering enhanced value to our shareholders remains this company's first priority."

This announcement is made without Ferrovial's consent. There can be no certainty that an offer will be made nor as to the terms on which any offer might be made.

- Ends -

**Media enquiries:** **Duncan Bonfield, BAA plc**
**Tel: +44 (0)20 7932 6654**

**City enquiries:** **Sarah Hunter, BAA plc**
**Tel: +44 (0)20 7932 6692**

**Brunswick:** **Nick Claydon / Richard Jacques**
**Tel: +44(0)20 7404 5959**

*The Board of BAA has received financial advice from Rothschild and UBS. In providing this advice, Rothschild and UBS have placed reliance on the commercial assessments of the Directors.*

*The Directors of BAA accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the Directors of BAA (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.*

*N M Rothschild & Sons Limited ("Rothschild"), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for BAA and no-one else in connection with the matters referred to herein and will not be responsible to anyone other than BAA for providing the protections afforded to clients of Rothschild or for giving advice in relation to such matters.*

*UBS Investment Bank ("UBS"), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for BAA and no-one else in connection with the matters referred to herein and will not be responsible to anyone other than BAA for providing the protections afforded to clients of UBS or for giving advice in relation to such matters.*

*Hoare Govett, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for BAA and no-one else in connection with the matters referred to herein and will not be responsible to anyone other than BAA for providing the protections afforded to clients of Hoare Govett or for giving advice in relation to such matters.*

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

RECEIVED
2006 MAR 28 A 11: 12
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BAA

16 March 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

Dear Sirs

**BAA plc (File No 82-3372) 12g3-2(b) Exemption**

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Sue Welch

**Sue Welch**
**Assistant Company Secretary**

To: Sue Welch
Assistant Company Secretary
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6700

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 16 March 2006

**BAA plc (File No 82-3372) 12g3-2(b) Exemption**
**BAA PLC - Rule 2.10 Announcement 16 March 2006**

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

________________________
Signed

________________________
Name

________________________
Date

BAA PLC – Rule 2.10 Announcement

BAA plc ('BAA') announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that subsequent to an issue of 119,668 ordinary shares under the BAA 1996 Share Option Scheme, its issued share capital as at the 16 March 2006 comprises 1,080,052,854 ordinary shares of 100 pence each. The ISIN reference number for these securities is GB0000673409.

In addition, at 16 March 2006, BAA also has the following securities in issue:

Sterling denominated convertible bonds totalling £424m. The ISIN reference number for these securities is XS0145301692.

Sterling denominated convertible bonds totalling £425m. The ISIN reference number for these securities is XS0174150937.

For further information on BAA plc see www.baa.com

Enquiries:

Duncan Bonfield, BAA plc

Tel: +44 (0) 20 7932 6831